

September 2, 2015

Via E-mail
John W. McRoberts
Chief Executive Officer
MedEquities Realty Trust, Inc.
3100 West End Avenue, Suite 1000
Nashville, TN 37203

> **Re:** **MedEquities Realty Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed August 20, 2015**
> **File No. 333-206490**

Dear Mr. McRoberts:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2015 letter.

General

1.  Your response dated April 24, 2015 indicated that you would provide any significant tenant financial statements for tenants representing a significant tenant concentration. Further, it would appear that your acquisition of the Texas SNF Portfolio would cause GreunePoint to be a significant tenant. Please advise.

Distribution Policy, page 64

2.  Please revise your narrative disclosure in this section to summarize any cash items that may occur in next 12 months which are excluded from the table, such as cash for acquisitions, including potential earn-out payments.

3.      We have reviewed your response to comment 3.  Please revise your calculation of Estimated cash available for distribution to include an adjustment for the $3.4 million payable to the seller/tenant to fund ongoing renovations prior to October 31, 2015.

Contractual Obligations, page 86

4.      We note that you have earn-outs that may be paid related to two separate properties acquired or to be acquired.  To the extent you can reasonably estimate the amount and/or timing of the earn-out payments for which you may be obligated, please amend to provide such disclosure herein.

Our Tenants, page 105

5.      We note your disclosure of net revenues for your top tenants for the fiscal year ended 12/31/2014 and the six months ended 6/30/2015.  Please balance this disclosure with disclosure on the amount of net income/loss generated by the tenants for the respective periods.

Material Provisions of Maryland Law and of Our Charter and Bylaws

Indemnification and Limitation of Directors' and Officers' Liability, page 174

6.      We note your disclosure on page 175 that states, "Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served our Predecessor in any of the capacities described above and to any employee or agent of our company or our Predecessor."  However, elsewhere you state that you had no predecessor entity.  Please revise your disclosure so that it is consistent.

Historical Financial Statements

Consolidated Statements of Operations for the three and six months ended June 30, 2015, page F-13

7.      Please tell us how your current presentation, which appears to omit disclosure regarding your earnings per share, complies with paragraph 1.b of ASC 270-10-50.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc:     David P. Slotkin, Esq.
        Morrison & Foerster LLP